Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

ANNOUNCEMENT

RENEWAL OF DAILY CONNECTED TRANSACTIONS

HIGHLIGHTS

•	The Transaction: On July 25, 2014, China Life Insurance Company Limited (the “Company”) entered into the amended Framework Agreement for Daily Connected Transactions with China Guangfa Bank (“CGB”) (the “2014-2016 Framework Agreement for Daily Connected Transactions”), which will expire on December 31, 2016. The Company intends to renew the Framework Agreement for Daily Connected Transactions with CGB (the “2017-2019 Framework Agreement for Daily Connected Transactions”), and to submit this framework agreement for daily connected transactions and the annual caps for such transactions to the shareholders meeting of the Company (the “Shareholders Meeting”) for review and consideration. According to this framework agreement, the Company and its controlling subsidiaries will, in the ordinary course of business, carry out deposit, financial market and peer, financing, investment and wealth management, asset management and other connected transactions with CGB based on normal commercial terms.

•	Abstention of Affiliated Persons: The ninth meeting of the fifth session of the Board of Directors of the Company reviewed and passed the Proposal on the Renewal of the Framework Agreement for Daily Connected Transactions between the Company and CGB, and agreed that the Company may enter into the 2017-2019 Framework Agreement for Daily Connected Transactions, and will submit this framework agreement for daily connected transitions and the annual caps for such transactions to the Shareholders Meeting for review and approval. Affiliated directors Mr. Yang Mingsheng and Mr. Liu Jiade abstained from voting on this proposal.

•	Impact of the Transaction on the Company: CGB, as a joint stock commercial bank duly established under the law, may provide a wide range of financial services. The daily connected transactions between the Company and CGB are conducted by the Company in its ordinary course of business, and are conducive to the promotion of its strategic cooperation with CGB and the development of its main business of insurance and investment.

•	The framework agreement for daily connected transactions hereunder and the annual caps for such transactions are subject to the approval of the Shareholders Meeting.

Commission File Number 001-31914

I.	GENERAL DESCRIPTION OF THE TRANSACTION

The amended 2014-2016 Framework Agreement for Daily Connected Transactions between the Company and CGB dated July 25, 2014 will expire on December 31, 2016. The ninth meeting of the fifth session of the Board of Directors of the Company reviewed and passed the Proposal on the Renewal of the Framework Agreement for Daily Connected Transactions between the Company and CGB, and agreed that the Company may enter into the 2017-2019 Framework Agreement for Daily Connected Transactions, and will submit this framework agreement for daily connected transitions and the annual caps for such transactions to the Shareholders Meeting for review and approval.

1.	Scope of the Transactions and the Cap in respect of Such Transactions

Pursuant to the 2017-2019 Framework Agreement for Daily Connected Transactions, the Company and its controlling subsidiaries will, in the ordinary course of business, carry out deposit, financial market and peer, financing, investment and wealth management, co-investments, enterprise annuity, asset management, entrustment, agency, and other daily connected transactions with CGB based on normal commercial terms. The scope of and the caps for the amounts of the various types of connected transactions are set out below:

Scope of connected transactions	Cap for the amounts of the connected transactions

1. Deposit connected transactions: including, without limitation, deposits by the Company and its controlling subsidiaries at CGB, such as term deposit, foreign currency deposit, agreement deposit and inter-bank deposit, and investments by the Company and its controlling subsidiaries in the inter-bank deposits issued by CGB

The maximum deposit balance in any particular day during the term of the agreement shall be RMB270 billion or its equivalent in foreign currency, and the cap in respect of the interest incomes/expenses arising from transactions in any particular year shall be RMB12 billion or its equivalent in foreign currency

2. Financial market and peer connected transactions: including, without limitation, inter-bank loan, peer investment, overdraft/prepayment, repurchase of securities, purchase of bonds, borrowing of bonds and derivatives transactions between the Company and its controlling subsidiaries and CGB

The maximum transaction balance in any particular day during the term of the agreement shall be RMB200 billion or its equivalent in foreign currency, and the cap in respect of the relevant fees or incomes arising from transactions (including but not limited to interest, handling fee and service fee, etc.) in any particular year shall be RMB9.5 billion or its equivalent in foreign currency

Commission File Number 001-31914

Scope of connected transactions	Cap for the amounts of the connected transactions

3. Financing connected transactions: including, without limitation, provision by CGB to the Company and its controlling subsidiaries of loans, loan commitments, guarantees and letters of credit, and purchase of financing instruments (such as privately issued debt instruments) between the Company and its controlling subsidiaries and CGB

The annual caps in respect of the total amount of transactions (including the scale of financing and interest incomes/expenses arising therefrom, etc.) for the three years ending December 31, 2019 shall be RMB63 billion, RMB63 billion and RMB68 billion or their equivalent in foreign currency, respectively

4. Investment and wealth management connected transactions: including, without limitation, purchase of investment and wealth management products from CGB by the Company and its controlling subsidiaries, such as commercial bank wealth management products and financial institution securities backed by the credit assets, or subscription or redemption of investment and wealth management products (such as funds) issued by the Company and its controlling subsidiaries by CGB (including monetary funds, bond funds, hybrid funds, stock funds and other public funds recognized by the China Securities Regulatory Commission)

The annual caps in respect of the total amount of transactions (including the scale of transactions on a cumulative basis and any relevant costs arising therefrom) for the three years ending December 31, 2019 shall be RMB150 billion, RMB210 billion and RMB300 billion or their equivalent in foreign currency, respectively
5. Co-investment connected transactions: including, without limitation, co-investments by the Company and its controlling subsidiaries with CGB	The annual caps in respect of the total amount of transactions for the three years ending December 31, 2019 shall be RMB100 billion, RMB100 billion and RMB100 billion or their equivalent in foreign currency, respectively

6. Enterprise annuity connected transactions: including, without limitation, entrustment management, account management and investment management of enterprise annuity funds by the Company and its controlling subsidiaries as entrusted by CGB

The cap in respect of the scale of entrusted funds for the three years ending December 31, 2019 shall be RMB4 billion, RMB5 billion and RMB5.5 billion or their equivalent in foreign currency, respectively. The annual caps in respect of the total amount of the relevant transaction fees (such as management fee, entrustment fee, account management fee and performance-based fee, etc.) incurred shall be RMB0.04 billion, RMB0.045 billion and RMB0.05 billion or their equivalent in foreign currency, respectively

Commission File Number 001-31914

Scope of connected transactions	Cap for the amounts of the connected transactions

7. Asset management connected transactions: including, without limitation, investment and management with respect to the entrusted assets (including but not limited to particular customer asset management plan and private fund interests) by the Company and its controlling subsidiaries as entrusted by CGB

The annual caps in respect of the total amount of the relevant transaction fees (such as management fee, service fee and handling fee, etc.) incurred for the three years ending December 31, 2019 shall be RMB0.7 billion, RMB0.9 billion and RMB1.2 billion or their equivalent in foreign currency, respectively

8. Entrustment connected transactions: including, without limitation, safe custody of the entrusted assets and settlement of related funds, accounting assessing, investment monitoring, performance evaluation, investment management comprehensive financial service and other asset related service by CGB as entrusted by the Company and its controlling subsidiaries

The annual caps in respect of the total amount of the relevant transaction fees (such as entrustment fee, service fee and handling fee, etc.) incurred for the three years ending December 31, 2019 shall be RMB0.6 billion, RMB0.8 billion and RMB1 billion or their equivalent in foreign currency, respectively

9. Agency connected transactions: including, without limitation, agency service by CGB such as sales of the insurance products, collection of premiums, payment of insurance and sales of fund products as an agent of the Company and its controlling subsidiaries, and agency service by the Company and its controlling subsidiaries such as sales of bank wealth management products and bank cards as an agent of CGB

The annual caps in respect of the total amount of the relevant transaction fees (such as agency fee, service fee and handling fee, etc.) incurred for the three years ending December 31, 2019 shall be RMB0.4 billion, RMB0.6 billion and RMB0.8 billion or their equivalent in foreign currency, respectively
10. Other daily connected transactions: including, without limitation, bank settlement, online financing, property leasing and purchase of other products and services	The annual caps in respect of the total amount of transactions for the three years ending December 31, 2019 shall be RMB0.3 billion, 0.6 billion and RMB1 billion or their equivalent in foreign currency, respectively

2.	Pricing of connected transactions

In accordance with the nature of business, amount and term of transactions, market situation, the relevant PRC policies and requirements, as well as the applicable industry practices, and based on the analysis and review as to the policy, basis and fairness of pricing for specific businesses, the pricing of connected transactions shall be determined through consultation on the basis of the principles of compliance and fairness, and shall be made on conditions which are not more favorable than those applicable to similar transactions with non-connected parties.

Commission File Number 001-31914

3.	Term

The 2017-2019 Framework Agreement for Daily Connected Transactions will be effective for a term of three years from January 1, 2017 to December 31, 2019 after it is signed and sealed by the respective legal representative or authorized agent of both parties.

II.	HISTORICAL TRANSACTION AMOUNTS

Pursuant to the 2014-2016 Framework Agreement for Daily Connected Transactions, the historical transaction amounts for the transactions between the Company and CGB during the two years ended December 31, 2015 and during the six months ended June 30, 2016 are set out below:

Unit: RMB100 million

Deposit connected transactions	Deposit balances of the Company at CGB
	As at December 31, 2014	As at December 31, 2015	As at June 30, 2016
	162.87	96.60	56.12
Non-deposit connected transactions	Cumulative transaction amounts
	For the year 2014	For the year 2015	For the six months ended June 30, 2016
	8.54	5.39	1.81

The maximum deposit balance of the Company at CGB in any particular day of 2014, 2015 and the first half of 2016 did not exceed the cap stipulated in the 2014-2016 Framework Agreement for Daily Connected Transactions, and the cumulative amount of non-deposit connected transactions between the Company and CGB in 2014, 2015 and the first half of 2016 did not exceed the cap stipulated in the 2014-2016 Framework Agreement for Daily Connected Transactions.

III.	Introduction of the Connected Persons and its Relationship with the Company

1.	Background of the Connected Persons

Established in 1988, China Guangfa Bank, formerly known as Guangdong Development Bank, is one of the earliest-incorporated joint-stock commercial banks in China. The registered capital of CGB is RMB15,402,397,264. Its registered residence is 713 East Dongfeng Road, Yuexiu District, Guangzhou, Guangdong province and its legal representative is Mr. Yang Mingsheng (the registration with Administration of Industry and Commerce is ongoing). The main shareholders of CGB are China Life Insurance Company Limited, State Grid Yingda International Holdings Group Limited and CITIC Trust Co., Ltd. As of June 30, 2016, CGB’s network has expanded to 776 branches mainly based in developed areas such as the Pearl River Delta, Yangtze River Delta and Circum-Bohai-Sea areas. CGB’s main businesses include corporate financing, retail financing, financial market business, and the fast-developing online financing business. As of December 31, 2015, the total audited asset of CGB reached approximately RMB1,836.5 billion and the audited net asset reached approximately RMB97.5 billion. For the year of 2015, the audited business income of CGB was approximately RMB54.7 billion and the audited net business income was approximately RMB9 billion.

Commission File Number 001-31914

2.	Introduction of the Connected Relations

According to the Listing Rules of Shanghai Stock Exchange (the “SSE Listing Rules”), Guidance on the Implementation of Connected Transactions for Listed Companies on the Shanghai Stock Exchange, Interim Measures on the Administration of Connected Transactions for Insurance Companies and the relevant provisions under other laws, administrative regulations, departmental rules and normative documents, because Mr. Yang Mingsheng, the chairman of the Board of Directors of the Company, has been serving as the chairman of CGB, and Mr. Liu Jiade, a non-executive director of the Company, has been serving as a director of CGB, CGB is regarded as a connected person of the Company under the SSE Listing Rules, and this transaction hereunder constitutes a connected transaction of the Company.

Because the cap for the amounts of the connected transactions between the Company and CGB reaches RMB30 million and accounts for more than 5% of the latest audited net asset of the Company, under the SSE Listing Rules this transaction hereunder is subject to the review and approval of the Shareholders Meeting and affiliated shareholders will abstain from voting at the Shareholders Meeting. The Company will enter into agreements with respect to this transaction upon the approval of the Shareholders Meeting.

IV.	Purpose of the Connected Transactions and Impact on the Company

CGB, as a joint stock commercial bank duly established under the law, may provide a wide range of financial services. The daily connected transactions between the Company and CGB are conducted by the Company in its ordinary course of business, and are conducive to the promotion of its strategic cooperation with CGB and the development of its main business of insurance and investment. Subject to compliance with the disclosure and approval requirements under the SSE Listing Rules and the regulatory rules such as the Interim Measures for the Administration of Connected Transactions of Insurance Companies issued by the China Insurance Regulatory Commission, setting the cap for the amounts of the daily connected transactions by way of framework agreement is conducive to the enhancement of efficiency of decision-making and implementation of the daily connected transactions, and is in the interests of the Company and its shareholders as a whole.

V.	Procedures of Review

1. The ninth meeting of the fifth session of the Board of Directors reviewed and approved the Proposal on the Renewal of the Framework Agreement for Daily Connected Transactions between the Company and CGB, and agreed that the Company may enter into the 2017-2019 Framework Agreement for Daily Connected Transactions, and will submit this framework agreement for daily connected transitions and the annual caps for such transactions to the Shareholders Meeting for review and approval. The Board of Directors also authorized the management of the Company to enter into the agreement with CGB upon the approval of the Shareholders Meeting, and to approve and execute the daily connected transactions and related matters contemplated in the agreement. Affiliated directors Mr. Yang Mingsheng and Mr. Liu Jiade abstained from voting on this proposal. All of the unaffiliated directors voted in favor of this connected transaction unanimously.

Commission File Number 001-31914

2. All the independent directors of the Company reviewed documents pertinent to this connected transaction in advance, consulted the management of the Company with respect to certain issues, agreed to submit the matter to the Board of Directors for review, and provided the following independent opinion: this connected transaction is for valuable and good consideration and is in accordance with the principles of equality and willingness; provisions in the agreement are in accordance with the principle of fairness; no harm to the interest of the Company or to the rights of the independent shareholders is detected; relevant procedures of this connected transaction are in conformity with provisions under applicable laws, regulations and the Articles of Association of the Company.

VI.	Documents Available for Review

1.	Resolution of the ninth meeting of the fifth session of the Board of Directors of the Company;

2.	Prior consenting opinion and independent opinion by independent directors on this connected transaction; and

3.	2017-2019 Framework Agreement for Daily Connected Transactions

Board of Directors

China Life Insurance Company Limited

October 27, 2016